Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

30 December 2013

ASX ANNOUNCEMENT

Mission Restructures Convertible Note Debt

Mission NewEnergy Limited (ASX:MBT) is pleased to announce that it has reached an agreement with its convertible noteholders to restructure its Series Three Convertible Note (“CN3”) debt.

The face value of the CN3 of approximately A$25.4 million was due for repayment in May 2014. Under the terms of the restructure, the due date for the debt has been extended to 31 December 2018. In exchange for this approximate five year extension, Mission would pay a 6% coupon effective from 1 January 2014, with interest payments being accrued, but payment deferred until 31 December 2015 when all accrued interest must by paid. Thereafter interest payments are due and payable quarterly.

To facilitate the above restructure all CN3 will be exchanged on a one for one basis for new Series Four Convertible Notes (“CN4”), all other material terms of CN3 shall be retained in the CN4. Attached to this announcement is a copy of the CN4 deed poll.

- Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com